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SECURITI  IISSION

04013303

SEC FILE NUMBER
8 - 26943

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____07/01/03_____ AND ENDING _____06/30/04_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  BRUCE A. LEFAVI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  1245 E. BRICKYARD ROAD, SUITE 550
                          (No. And Street)

  SALT LAKE CITY   UTAH   84106
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  BRUCE A. LEFAVI   (801) 486-9000
                                              (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  JENSEN & KEDDINGTON, P.C.
                (Name -- if individual, state last, first, middle name)

  5292 SOUTH COLLEGE DRIVE   SALT LAKE CITY   UTAH   84123
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, ___Bruce A. Lefavi_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bruce A. Lefavi Securities, Inc._____, as of ___June 30_____, 20__04__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

_____

_____

JONI F. PAYTON
NOTARY PUBLIC • STATE of UTAH
1245 E. BRICKYARD RD., SUITE 590
SALT LAKE CITY, UT. 84106
COMMISSION EXPIRES: 01-20-2007

_____ Signature

President
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes of Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE A. LEFAVI SECURITIES, INC.

FINANCIAL STATEMENTS

For The Year Ended June 30, 2004

Together With Independent Auditor's Report

BRUCE A. LEFAVI SECURITIES, INC.
TABLE OF CONTENTS
June 30, 2004



Jensen & Keddington, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Bruce A. Lefavi Securities, Inc. as of June 30, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruce A. Lefavi Securities, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

July 27, 2004

3

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2004

ASSETS

Cash - checking	$	16,655
Cash - money market		414
Commissions receivable		33,160
Interest receivable - related party		12,774
Income tax refund receivable		1,792
Due from related party		308,366
Property and equipment - net		16,383
Deposits		17,500
Deferred tax asset		3,957
TOTAL ASSETS	$	411,001

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	1,333
Due to related party		35,000
Total Liabilities		36,333
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		21,208
Retained earnings		348,460
Total Stockholder's Equity		374,668
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	411,001

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF INCOME
June 30, 2004

REVENUE:		
Commissions	$	1,237,943
EXPENSES:		
Professional services		1,124,960
Depreciation expense		11,059
Clearing		54,559
Regulatory fees and licenses		9,421
Other		3,148
Total Expenses		1,203,147
Income From Operations		34,796
OTHER INCOME:		
Interest income		15,787
Other income		171
Total Other Income		15,958
Income Before Income Taxes		50,754
Provision for Income Taxes		(10,485)
NET INCOME	$	40,269

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CASH FLOWS
June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	40,269

Adjustments to reconcile net income to net
  cash from operating activities:

Depreciation expense	11,059

(Increase) decrease in assets:

Commissions receivable	(19,986)
Interest receivable - related party	(7,244)
Income tax refund receivable	(1,792)
Deposits	(7,500)
Deferred tax asset	(1,796)

Increase (decrease) in liabilities:

Accounts payable	(1,367)
Deferred tax liability	(4,782)
Net Cash From Operating Activities	6,861

CASH FLOWS FROM INVESTING ACTIVITY:

Cash loaned to related party	(120,670)
Net Cash From Investing Activity	(120,670)

CASH FLOWS FROM FINANCING ACTIVITY:

Cash borrowed from related party	35,000
Net Cash From Investing Activity	35,000

Net (Decrease) in Cash		(78,809)
Cash, June 30, 2003		95,878
Cash, June 30, 2004	$	17,069

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CASH FLOWS
June 30, 2004 (Continued)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$	13,904

SCHEDULE OF NONCASH INVESTING AND FINANCING TRANSACTIONS

Reclassification of interest income added to due from related party to professional service expense	$	12,774

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
June 30, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, June 30, 2003	$ 5,000	$ 21,208	$ 308,191	$ 334,399
Net income			40,269	40,269
Balance, June 30, 2004	$ 5,000	$ 21,208	$ 348,460	$ 374,668

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Bruce A. Lefavi Securities, Inc. (the Company) was incorporated under the laws of the State of Utah on November 12, 1980. The Company was organized as a securities broker and dealer on January 8, 1982. The Company is located in Salt Lake City, Utah. Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies. The Company, therefore, does not handle customer funds or securities.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition
Transactions and related income and expense are recorded on a trade date basis, which is the day each transaction is executed.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company considers cash to comprise of the cash - checking and cash - money market accounts.

Commissions Receivable
Commissions receivable are recorded when transactions are executed. Commissions receivable are written off when they are determined to be uncollectible. The Company has determined that no allowance for doubtful accounts is necessary at June 30, 2004. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Property and Equipment
Property and equipment are recorded at cost, and depreciated over the estimated useful lives of the assets. Depreciation is computed on the straight-line method.

Income Taxes
Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The deferred tax account resulted from the use of accelerated methods of depreciation for tax purposes.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

9

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2 PROPERTY AND EQUIPMENT

At June 30, 2004, property and equipment totaled $55,293, net of accumulated depreciation of $38,910. Depreciation expense for the year ended June 30, 2004 was $11,059.

NOTE 3 DEFERRED INCOME TAXES

Certain items of expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. The deferred income tax liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The components of income tax provision are as follows:

Current income tax expense	$	12,281
Deferred income tax adjustment		(1,796)
Provision for income taxes	$	10,485

The Company had a net deferred tax asset of $3,957. The deferred tax asset relates primarily to the difference in depreciation methods for books and tax purposes.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company has entered into a professional services agreement with a Utah corporation of which the stockholder is also the stockholder of the Company. These services include accounting, regulatory, maintenance, advertising, research, equipment and office rental, etc. This agreement requires the Company to pay a majority of their income to the related party. The Company expensed $1,124,215 for services rendered for the year ended June 30, 2004.

Due From Related Party
The Company has two demand notes receivable from a related party with interest at 6% for a combined total of $308,366, with accrued interest receivable of $12,774 as of June 30, 2004.

Due to Related Party

The Company has a demand note payable to a related party with interest at 6% in the amount . of $30,000. Accrued interest payable was $0 at June 30, 2004.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2004, the Company had net capital of $15,688, which was $10,688 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.32 to 1.

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 6   AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of June 30, 2004 is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

SUPPLEMENTARY INFORMATION

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
June 30, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	374,668
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		374,668
Deductions and/or charges		
Total non-allowable assets from Statement of Financial Condition		(358,980)
Net capital before haircuts on securities positions		15,688
Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))		
Trading and investment securities - other securities		-
Net Capital	$	15,688

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	2,422
Minimum of dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
Net capital requirement (larger of the above)		5,000
Excess net capital	$	10,688
Excess net capital at 1000%	$	12,055

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. Liabilities from Statement of Financial Condition	$	36,333
Adjustment to aggregate indebtedness		-
Total aggregate indebtedness	$	36,333
Ratio of aggregate indebtedness to net capital		2.32 to 1

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

    Clearing firm SEC #:   8-11754
    Clearing firm name: Sterne, Agee & Leach, Inc.
    Produce Code: All

BRUCE A. LEFAVI SECURITIES, INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
FILED AND AUDITED FINANCIAL STATEMENTS
June 30, 2004

Net capital as reported in Company's FOCUS report, June 30, 2004	$	13,896
Increase in total ownership equity due to adjustments by auditors related to deferred income tax accruals and income tax receivables.		3,588
Increase in total nonallowable assets due to adjustments by auditors related to income tax accruals.		(1,796)
Net capital per audit, June 30, 2004	$	15,688



Jensen & Keddington, P.C.
Certified Public Accountants

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5**

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Bruce A. Lefavi Securities, Inc. for the year ended June 30, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Our study disclosed that Bruce A. Lefavi Securities, Inc. was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted not matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

July 27, 2004